# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crisp Momentum Inc., CIK 0000924396
CUSIP: 92934S502
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 250 PARK AVENUE, 7TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 07/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002099496

## Reporting persons
- SERES Investments S.a r.l., SPF: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); sole voting power 151,311,293; shared voting power 0; sole dispositive power 151,311,293; shared dispositive power 0; aggregate amount beneficially owned 151,311,293 (7.8% of the class)
  Comment: Since November 4, 2025, the reporting person has been wholly owned by Ivan Shabalov. Before that date it was wholly owned by GSF Foundation, a Jersey foundation, of which Ivan Shabalov was the guardian.
  
  Ownership is stated as of the date of this statement. The events reported are: (a) On July 29, 2025, the reporting person enforced its pledge over the shares of Digital Knight Finance S.a r.l. ("DKF") and became DKF's sole shareholder. DKF then held of record 148,688,707 shares, 14.2% of the 1,049,621,210 shares outstanding (the 529,359,775 shares reported on the cover of the issuer's Form 10-Q filed June 20, 2025, plus the 484,661,435 and 35,600,000 shares reported as issued in its Forms 8-K filed June 30 and July 15, 2025). (b) On November 7, 2025, the reporting person purchased 151,311,293 shares from Jakota Games & Reels SAS, now registered in its name, and agreed, subject to conditions, to return the shares of DKF to their former owner, which has since exercised control of DKF. (c) Also on November 7, 2025, the reporting person agreed to purchase DKF's 148,688,707 shares from DKF. Those shares have not been delivered, remain registered in the name of DKF, are reported by DKF and Clive Ng in their Schedule 13D/A filed December 12, 2025 as beneficially owned by them, and are not included in this statement.
  
  Percent of class is based on 1,949,621,210 shares outstanding: the 1,969,621,210 shares reported on the cover of the issuer's Form 10-Q filed June 15, 2026, less the 20,000,000 shares the issuer reported reacquiring on July 22, 2026 in its Form 8-K filed July 23, 2026.

## Item 1. Issuer
Name of issuer: Crisp Momentum Inc.
Address of issuer's principal executive offices: 250 PARK AVENUE, 7TH FLOOR, NEW YORK, NEW YORK, 10017.

## Item 2. Person Filing
Name of person filing: SERES Investments S.a r.l., SPF
Address of principal business office or, if none, residence: 124, Boulevard de la Petrusse, L-2330 Luxembourg, Grand Duchy of Luxembourg
Citizenship: Grand Duchy of Luxembourg (societe a responsabilite limitee; societe de gestion de patrimoine familial; R.C.S. Luxembourg B178096)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 151,311,293
Percent of class: 7.76
Sole power to vote or to direct the vote: 151,311,293
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 151,311,293
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SERES Investments S.a r.l., SPF: /s/ Katalin Kato, Manager (category A) (10/16/2026)
- SERES Investments S.a r.l., SPF: /s/ Ivan Shabalov, Manager (category B) (10/15/2026)